Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

On May 22, 2013, Robert Phillips, Chairman and CEO of Crestwood Midstream Partners LP, participated in the 2013 NAPTP Master Limited Partnership Investor Conference. The following is a transcription of Mr. Phillips’s remarks. While every effort has been made to ensure that the below is an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions, or inaccuracies in the transcript.

Interviewer

Welcome. My name is Mark Reichman. I’m with Simmons & Company. And it’s my pleasure to introduce Bob Phillips who’s the Chairman and CEO of Crestwood Midstream. Crestwood started out as, you may recall, Quicksilver Gas Services when it went in public in 2007. And it was really formed to provide gathering and processing services in the Barnett Shale for its parent company, Quicksilver Resources. And in late 2010, a private equity firm, First Reserve and management, including Bob Phillips, formed Crestwood Holdings which acquired the general partner of Quicksilver Gas Services. And since then, they’ve really transformed it and diversified it geographically from just the Barnett Shale, to include the Fayetteville, Avalon Shale and Granite Wash, notably in the Marcellus, as well as expanding the services provided. And then their most recent announcement is the transaction with Inergy which Bob will cover. And Bob has a long-standing history in the midstream business prior to his service with Crestwood Midstream. He served as president and CEO of Enterprise Products Partners, as well as heading up GulfTerra and other midstream entities.

Robert Phillips

So Mark is one of the few guys in the room that’s been around almost as long as I have. We’ve followed the careers of many a midstreamer and watched the different cycles in the business. And this is a really good time, isn’t it, Mark? It really is great for raising capital and great for building infrastructure, and those are great combinations.

Before I start, I want to acknowledge my new partner in the back of the room, John Sherman. He’s here. I think he’s a little upset at me. I missed his presentation earlier today but I had a peek of the slides. So I assume that he didn’t deviate off course. I want to acknowledge the job that John and his team, Brooks, and all the guys at Inergy have done, not just in the last couple of months as we put this combination together, but really to acknowledge the great transformation that Inergy has gone through for the past several years. But for that and for what we’ve done at Crestwood in the past two and a half years, we would not have the opportunity to create the next mid-cap, midstream company have in this industry. We couldn’t be more excited. John and I share a common vision about how to take this new platform that we’ve got and grow it from here.

We appreciate all of you that have been equity and debt supporters of ours over the years. And I see some of both in the room.

This is a brand new platform but it’s one that has all of the earmarks of what we know can be successful in this business. In fact, the very first time that John and I sat down to talk about this business combination, we talked about how similar it was to the Enterprise-GulfTerra merger back in 2003-2004. That was a combination of a gas company and an NGL company that formed a platform that ultimately created what we think of as one of the great midstream companies of all time, Enterprise Products. So we’re fortunate enough to build that kind of base initially and take advantage of all the investment opportunities and the strategies that surely will come over the next couple of years. I think this is going to be an exciting time for us.

Mark, thanks for the background. Mark did give you a sense of where we’ve come from at Crestwood. This is where we are today, before we go into this merger. After two and a half years, we’ve put together a very nice set of gathering and processing assets across the country. We’re in six major shale places. We’ve been focused on NGL and rich gas place for a year and a half now. We’ve been very fortunate to acquire a position in the Marcellus. We’ve been working hard, burning up forces in the last several months in the Niobrara, the Permian and the Granite Wash and some of the other rich gas plays like the Utica. So we’ve got a nice platform. We’ve reached operational critical mass moving over a BCF a day. That was important to our producer customers. And we have remained true to our original contract structure. We’re 98 percent fix. We have virtually no commodity volatility in our contract portfolio. And this is where we’re going.

It is truly a transformational combination between Crestwood and Inergy; one that I’m proud to be partners with John and his group at Inergy. I’ll be proud to lead as chairman and CEO of the new combined company after we close the transaction. We’re forming a roughly $7.5 billion enterprise value, midstream MLP. We will have the great fortune of being in almost all the great shale plays across the country; so that we can be selective and focused on crude oil, rich gas, and NGLs, which is where the greatest economics are for producers and customers in our industry. So that will continue to be our focus.

We announced the transaction on May 6, really only a couple of steps to get to ultimate close. The first thing, the combination of the two general partners, should happen roughly around June 19th, with a couple of steps proceeding that, including the filing of the S4 and the proxy statement, and a unit holder vote by Crestwood, and the ultimate merger roughly around September 1st. Once we do that, then we’ll be able to combine the two organizations. The fourth quarter of this year should be the first full quarter of the combined Inergy and Crestwood organizations.

As I said, we’ve both been pursuing a common shale base strategy. So when you look at the layout on the next slide, you’ll see we’re located in or have the ability to serve every major shale play in the country right now. Inergy’s focus has been on NGLs in Northeast storage and transportation, due to the significant increase in supplies from the Marcellus. Our focus has been the same. We have common cultures and common strategies in the organization. It ought to be an easy integration. What’s not lost on us is the significant improvement in the financial platform for both of us, combining a great opportunity set with visible, high-growth opportunities with a great collection of assets that really generate a lot of cash flow stability and visibility, a great diversified mix of assets across all of the sectors of the industry in the gas, gas liquids and crude oil as well.

So it’s a nice complimentary blend, but I think the map says it all. With this combination, Crestwood plus Inergy is going to create a premier shale player. I know we’re not “the” premier shale player, but there is a certain uniqueness about this combination that simply doesn’t exist with the other national players. We’re small enough to provide great customer service. We’re large enough to have the balance sheet to be able to stand toe-to-toe with the larger players and build out a significant infrastructure program in the isolated shale plays. We’ll have the value chain capability to provide services to our customers from the wellhead all the way to the burner tip, and you’ll see that as we move through the organization. But most importantly, we’ll have a chance to compete on a national scale for large scale projects. We will pick the best plays. We won’t try to be all things to all people. We are concentrating in the crude and the NGL areas. And we’ve got substantial wellhead and downstream service capability to do that. And the combination will breed a significantly larger opportunity set for both of us.

The transaction may seem a little bit complicated, but let me boil it down for you. It’s really a two-phase process. In phase one, we combine the GPs. In phase two, we combine the LPs. Now, there are four steps associated with that, and I don’t know that you can necessarily read that so let me just tell you what the steps are. In step one, NRGY, which is Inergy’s publicly traded GP, will distribute all of its currently owned Inergy units to their unit holders in a tax-free distribution. That transaction’s been announced, with a record date; that distribution will happen on June 18th. Immediately following that, Crestwood will then acquire the non-economic interest of the NRGY GP. So Crestwood and First Reserve will have control of the combined entities after that step. The third step is Crestwood Holdings, a private entity, will contribute its GP IDRs in Crestwood to NRGY for NRGY units. So that’s the step of consolidating the two GPs. Now we’ve got one GP of NRGY. There are two underlying MLPs, which until the merger is complete, have to be around on a separate, standalone, independent basis That’s step four, and that is when we merge the two MLPs after the Crestwood unitholder vote, which we expect to happen roughly around September 1st.

We’ll do the transition planning throughout the summer. We’re going to create a shared services organization which will manage business lines that were currently in business gathering, and processing storage and transportation, a big, robust NGL service business which includes trucks and rails and crude oil and gathering and marketing both the producers who produce liquids but also to the petchems and the refiners who chew the material up. So we’re excited about building a very robust, scalable organization.

Here’s the transaction merits. Starting at the top, material increase in size and scale. This is a truly a business where size matters to the right complimentary growth strategies. I’m not sure that anybody would have put Inergy and Crestwood down side by side and said, “Hey, that combination makes a lot of sense.” But when John and I talked about integrating our upstream capability with his downstream capability, it began to make a lot of sense to us. What’s missing in between are the future investments that will come, that will link their skill set with our skill set as we drive margin growth on some of these investment opportunities that we have going forward.

Size and scale will be important. Being focused is important from a growth strategy standpoint. Being able to participate all the way across the value chain to make investment decisions is also important. As you know, from gathering to processing to NGL transportation, trucking, rail, fractionation, storage, gas storage, crude, all of those have different components to them, different investment elements, operating in different cycles. And so we’ll have the entire value chain to look at. We’ll have insight across the entire value chain we think that will help us make better investment decisions.

The improved balance sheet will drive a much lower cost of capital, which is going to allow us to make better organic growth decisions. We’re fortunate we have over $2 billion worth of identified organic growth opportunities and potential acquisitions as a part of this transaction. We’ll have the balance sheet to be able to execute on most of those. As I mentioned, cash flow stability and visibility are really going to be a benchmark of this deal, and that leads to an enhanced credit profile. Our goal is, and we’ve stated this publicly, to become investment grade. We’re one step away from that. That’s an important element. And we’ll manage the credit side of the business with that objective in mind.

We have two great management teams that we’re going to combine into a very effective, very aggressive management team to grow this company going forward. And we’re fortunate to have First Reserve continue as our primary sponsor at the GP level. First Reserve has been an incredible partner of ours over the past couple of years. They will continue to be there and support the growth of the partnership going forward.

So to increase size and scale, I think the numbers speak for themselves. Again, size matters: almost $5.5 billion of pro forma equity; a couple of billion dollars of new equity coming out in the family as a part of this transaction; no financing conditions or financial commitments are required to close the transaction; enterprise value calculates at $7.3 billion; and with respect to cash flow, we almost meet that magical benchmark of $500 million per year for investment grade consideration by the rating agencies. So this is one big step forward for both of us to get to investment grade status and continue to drive our cost to capital lower.

The opportunity set is going to grow exponentially across the value chain. We’ve highlighted, in blue, the Crestwood skills and services that we provide. In green are the Inergy services. The red is where we’re not. We’re going to be focusing on crude, NGL, and infrastructure to really leverage off of Crestwood’s supply capability and Inegy’s demand-side capability. This, to me, is the essence of the deal, and I hope that you see the benefits and the opportunities that grow from that.

Not only will we have a presence in each of the value chains and all of the major shale plays, but we’re putting together two great customer portfolios. Crestwood, on the left: these are largely producers. Inergy, on the right: these are largely the markets, but they’re the markets in gas, they’re the markets in NGLs, and they’re the markets in crude oil. We think the combination creates a hugely improved credit-worthy and scalable customer base, and we’re excited about what we bring to each of these customers. As you know, the advent of shale plays have caused upstream customers to go downstream and downstream to go upstream. Everybody is participating at all the levels. We think it’s a great opportunity to provide multiple services to our customers, expand our infrastructure and capture more margins through more services.

We talked about cash flow stability and visibility. The pie chart at the upper right lists the key assets in the combined organization. We have 10 different assets that will generate more than $20 million a year of EBITDA in 2013. That creates not only a great diversification of cash flow, but it mitigates the risk that we’ve all shared in terms of being dependent upon a business, a single asset, a geographic region, or, in our case, a particular customer. We’re proud to note that Quicksilver Resources who, as Mark said, we bought our original business from, and was our largest customer for a long time, will be less than 15 percent of total revenues on a pro forma basis. So as I’ve promised all of you, we would continue to mitigate that risk. This transaction really nails that risk and creates a great diversified cash flow stream that you can depend upon.

The business will be divided into thirds: about a third gathering and processing, a third storage and transportation, and about a third NGLs; but importantly, the gross margin mix will be greatly improved. Over half of our cash flow is fully contracted for and on a take-or-pay basis, which is what I call guaranteed cash flow, whether they use it or not. And over 80 percent of our gross margin will come from contracts that are either guaranteed or fixed fee, very little commodity volatility. I think our investors and our debt holders can count on good, solid visibility to cash flow growth over time. And we’ve mentioned it, but we will mention it again: the enhanced credit profile of the business is going to create a lower cost of capital, which really will drive a lot of our organic investment opportunities and certainly drive our growth potential, as well.

As you can see on the chart on the bottom, we’re improving at every level. And it’s not a long term improvement. We began to enhance the credit profile almost immediately after the pro forma. We were pleased that both agencies came out in support of the transaction very quickly, which is almost never done, and certainly not in any merger that I’ve ever been a part of. I’ve never had the agencies come out and stand up for you that quickly.

So the enhanced credit will allow us to drive our costs lower. This is an illustration of the six areas where we’re going to be concentrating our growth potential. And the good news is we have a lot of choices now. We have an active presence or we’re serving or we’re developing projects in six major regions of the country, and each of those are in high profile, high growth shale areas. One, two and three, in blue, are Crestwood areas where Crestwood has been active: the Marcellus, the Utica, the Niobrara, the Powder River Basin part of the Niobrara, and the Permian Basin, where we have some old assets that we’re converting to rich gas service. Those are three areas that are going to drive a lot of growth from the old Crestwood portfolio.

The three areas where Inergy has announced projects and we’ll continue to benefit from growth opportunities are, number one, the Northeast storage and transport corridor where Inergy has an irreplaceable position in storage and transportation between the Marcellus, which we all know is going to become the largest gas producing shale plays of all time, and the Northeast demand corridor, which, with the competitiveness with coal and a lot of the fundamental changes taking place, we expect to drive significant gas use. We think that those storage and pipelines are well located or in premium position and they’re irreplaceable. The two other areas are the Bakken, where Inergy bought a position last year and where we think we can leverage off of that coal tub by going both upstream and downstream with our gathering and processing capability, and Inergy’s national NGL business. So we’re excited about that.

I talked about the strong sponsorship. Let me just highlight that for you. On a combined basis, First Reserve, Crestwood management, and Inergy management, who’s rolling its entire investment into the new business, will have over $1.5 billion of equity invested in this business when we complete this merger. So there’s a great alignment of interest with our LP unit holders, and our debt holders, as well. We’re going to run the business as we always have, with the same guiding principles. We’re going to keep our long-term leverage ratio below 4x. We want to be investment grade: that’s very important to us. We have some great early ratings from the rating agencies. On the equity side, we want to grow distribution 6 to 10 percent per year. We think the initial $2 billion organic portfolio will drive that growth over the next several years, but you know that we’re transactional, you know that we’re acquisitive, and you know that we’re going to use this as a platform to grow the business.

Three places that Crestwood is operating in right now. This is our volume portfolio over the past couple of years since we bought the business. The Barnett still is a substantial part of our business, but the Marcellus is where all the growth is, and we’re going to talk about that. In the Barnett we’ve had a couple of positives. Quicksilver made a recent sale of 25 percent of its properties to Tokyo Gas for about $500 million. They’re de-levering from that. We think that drives Barnett volume growth in 2014-2015, as Tokyo Gas wants to take its gas in-kind and go to export with it. So we’re excited about the possibilities there.

BHP is already picking up the pace in the Fayetteville as gas prices improve. In fact, we think all of our dry gas positions are leveraged to volume improvement over the next couple of years as gas prices improve. But the real growth from the Crestwood portfolio comes from the Marcellus. Crestwood invested last year by acquiring the gathering system from Antero. It’s located in the southwestern rich portion of the field. We have 130,000 acres dedicated to us under a 20-year contract. Antero is the most aggressive shale player up in Marcellus right now. They’re a fabulous producer. They’re doing a great job. We’ve already invested $500 million. It wouldn’t surprise us if there wasn’t another $500 million of build up. And the reason for that is this is an Antero slide, it comes right out of their deck.

What it shows you, the yellow encompasses all of their acreage up there, it’s a contiguous block of 260,000 acres. They own almost 100 percent working interest in this block. They have drilled 150 wells so far, with an average EUR of 10 BCF per well and an average IP rate of 13.5 million a day. These are monster wells and they’re very rich. They’re all being processed by the MarkWest Sherwood plant. But importantly, this slide indicates the potential growth of this area. There are 3,000 drilling locations on this block. It’s dedicated to us for 20 years. We’re in the early stage of the build out. We’re building today about 20 miles of gathering system, with three compressor stations, with 100 million a day capacity for each of the compressor stations. We think we have years of build-out here as well as some third-party consolidation. So we’re excited about the Marcellus.

This is a new area for the Powder River Basin in Niobrara. This is an area that we’ve been working for about six months. We have a partnership with a First Reserve affiliate company called RKI Exploration out of Oklahoma City. RKI owns a 50 percent interest in a very large acreage block, about 750,000 total acres. Their partner is Chesapeake. Chesapeake sold its 50 percent interest in the gathering system down to Access back in December of last year. In the Access drop-down deal that Chesapeake did, RKI kept its 50 percent. We’ve been working with them over the past six months. We’re now in the final stages of diligence and documentation. We expect to be able to acquire its 50 percent.

The good news is we’re going to be the commercial operator of the system. The entire area is 750,000 acres under a 20-year cost-to-service contract. When you look at the current activity, it’s pretty exciting. CHK has 10 rigs running right now. They’re still driving off of $500,000 drilling carry from CNOOC. There are over 1,000 drilling locations and they’ve only drilled 60 to 70 wells so far. So we’re in year one or two of what could be a 10-year program to build up the infrastructure. At the bottom, you see all the opportunities: gas gathering, compression, processing, NGL storage, stabilization, blending, truck and rail terminaling, transport, marketing, crude oil gathering, truck and rail terminaling and transport. Before the merger, Crestwood only had the ability to gather and process. By combining Inergy’s skill sets with ours, this will become the poster child of this merger.

In the Permian, we’re doing the same thing. It’s hard to see, but there’s a star over on the left-hand side. That’s in the southeastern corner of New Mexico. That’s in the Delaware Basin portion of the Permian Basin. It’s the Avalon, Bone Spring, Wolf Camp area, and a lot of rich gas is being drilled there. We’re developing a new project. We expect that project to be a two-phase project. In phase one, put in an initial processing plant. And then, in phase two, build up the NGL infrastructure much larger than that.

I’ll close with key investor highlights. The merger’s transformational for both of us. It makes perfect sense when you think about the synergy along the value chain. It’s going to create a big operational platform for us. The integration will be largely complete by the fourth quarter of this year. And the combined platform will position us well with our opportunity set to drive distributions at a 6 to 10 percent per year. So we’re excited about the transformation and we look forward to any questions that you might have.

Questionnaire

[Inaudible]

Robert Phillips

Yes, sir. The question is who gets the opportunity to make the $2 billion in investments? Yes, that’s a great question. In this merger, we both scheduled our current business opportunities. The Crestwood team scheduled their business opportunities and the Inergy team scheduled their business opportunities. And so we will continue to pursue each of those investments separately and independently until the merger is complete. Once the merger is complete, then we’re all one big company, and we can pursue those investments together as we go forward. That’s when it gets really interesting, because that’s when we will have a significantly lower cost of capital. And so I would predict a significant growth potential occurring at the end of the year, after we’ve closed the merger. But until we get to that merger date, we’ll pursue those separately and independently.

Questionnaire

[Inaudible]

Robert Phillips

Well, it really is just in full disclosure. We tried to set expectations by fully informing our unitholders. We bought into the Barnett Shale, into the core area of the Barnett, back in 2010, when the forward gas price strip was $5.50. I don’t think any of us thought it was going to go below $2 in April of last year. I think the industry has been through that. We’re on the rebound. Forward strip looks $4-$4.50 up to $5. We think that our producers, because their properties are located in the core area, can actually develop their properties above $4 in MCF. So I think that what we were trying to illustrate was that we’re well positioned for future gas price growth. Thank you for the compliment.

Questionnaire

[Inaudible]

Robert Phillips

First Reserve has been a fabulous partner. They not only provide equity, but they have a broad view of the entire industry. If you look at their portfolio, they’ve been investing for 35 years. They have significant upstream, midstream and downstream investments. So that’s a great point. I’d like to add that one of Inergy’s good customers is PBF. Three of Crestwood’s good customers are Mountaineer Keystone, RKI, and [Inaudible]. Those are First Reserve portfolio companies. Not only does First Reserve bring capital and strategic insight across the entire value chain in their great partners, but they also bring customer opportunities. Both companies have benefited from doing business with First Reserve portfolio companies. We’re not formally affiliated, but we all feel like we’re part of the same family. And I know Blackstone, KKR and Riverstone, all the guys do the same thing; they try to get their common investment partners to work together to their common benefit. And First Reserve has done that, and that’s been an important part of our success.

Questionnaire

[Inaudible]

Robert Phillips

There will. Yeah. Where’s Doc? Doc, what’s the update on the S4?

Male Speaker

[Inaudible]

Robert Phillips.

Yeah. And it will have a normal proxy. This is a normal unitholder vote: it’s just Crestwood. And I should have mentioned, all three boards and all three special committees approved the transaction, so we expect no issues with respect to the unitholder vote. We are really looking forward to getting to about September 1st and to getting the companies merged together, and then we can start to have some fun. Thank you very much. We appreciate your support.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In connection with the proposed merger transaction, Inergy will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy with the SEC from Inergy’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

PARTICIPANTS IN THE SOLICITATION

Crestwood, Inergy and their respective general partners’ directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the

SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2012, and our most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Crestwood does not assume any obligation to update these forward-looking statements.